UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

(Commission File Number 1-11965)

ICG COMMUNICATIONS, INC. EMPLOYEE SAVINGS PLAN
(Full title of the plan)

ICG COMMUNICATIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

**161 Inverness Drive West
Englewood, Colorado 80112**
(Address of principal executive office)

REQUIRED INFORMATION

Audited financial statements and supplementary schedule for the ICG Communications, Inc. Employee Savings Plan (the "Plan") as prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition as of the latest two fiscal years of the Plan and an audited statement of income and changes in Plan equity for each of the latest three fiscal years of the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ICG Communications, Inc.
Employee Savings Plan

Date: June 27, 2003   **/s/ JOHN V. COLGAN**
                                        John V. Colgan
                                        Senior Vice President, Finance and Controller

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements

Table of Contents

Independent Auditors' Report

The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan (the Plan) as of December 31, 2001 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 11, 2003

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2002

Assets	**2001**	**2002**
Cash	$ 1,187	$ 6,759
Investments, at fair value:		
Money market funds	2,216,182	2,951,777
Mutual funds	24,916,954	21,850,695
ICG Communications, Inc. common stock	171,747	-
	27,304,883	24,802,472
Participant loans	421,895	440,939
Total investments	27,727,965	25,250,170
Receivables:		
Employer contributions	393,874	91,187
Other	9,424	11,768
	403,298	102,955
Net assets available for Plan benefits	$ 28,131,263	$ 25,353,125

See accompanying notes to financial statements.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2001 and 2002

	2001	2002
Additions to net assets attributed to:		
Contributions:		
Participant contributions	$ 5,500,714	$ 5,580,938
Employer contributions	1,822,972	1,721,003
Participant rollover contributions	152,123	301,562
Total contributions	7,475,809	7,603,503
Investment income (loss):		
Net depreciation of investments, including realized and unrealized gains and losses	(6,218,841)	(6,112,423)
Interest and dividends	370,510	399,988
Net investment loss	(5,848,331)	(5,712,435)
Total additions	1,627,478	1,891,068
Deductions from net assets attributed to:		
Distributions to participants	(6,517,497)	(4,669,206)
Net decrease in net assets available for Plan benefits	(4,890,019)	(2,778,138)
Net assets available for Plan benefits:		
Beginning of year	33,021,282	28,131,263
End of year	$ 28,131,263	$ 25,353,125

See accompanying notes to financial statements.

(1)   Plan Description

The following description of the ICG Communications, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established on November 1, 1996 for the benefit of employees of ICG Communications, Inc. and subsidiaries (collectively, "ICG", the "Employer" or the "Company"). The Plan is subject to various regulations, particularly those under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, commonly referred to as "EGTRRA," and to conform to other recent tax law changes, commonly referred to as "GUST."

On November 14, 2000, ICG and its operating subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The filings were made in order to facilitate the restructuring of the Company's debt, trade liabilities and other obligations.

Under the Bankruptcy Code, the vested assets of the Plan were protected from the claims of the Company's creditors and were not part of the bankruptcy estates.

On October 10, 2002, the Company's modified plan of reorganization became effective and the Company emerged from Chapter 11 bankruptcy protection. This resulted in, among other things, the cancellation of all shares of ICG common stock issued prior to its emergence from bankruptcy.

(b) Eligibility

Employees become eligible to participate in the Plan on the first day of the month following the completion of one month of service.

(c) Contributions

Effective January 1, 2002, participants may contribute between 1% and 50% of their annual compensation. Previously, participants could contribute between 1% and 15% of their annual compensation.   The total annual contribution may not exceed the maximum amount established by the Code of $10,500 and $11,000 in 2001 and 2002, respectively.

Effective July 1, 2002, the Company makes an employer matching contribution of 66.7% of a participant's contribution up to 6%, for a maximum match of 4% of the participant's annual compensation. Between October 1, 2000, and June 30, 2002, the Company made an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation.

(d) Participant Accounts

Participant accounts are invested in a variety of investment options at the participant's direction. Effective July 1, 2000, participants may direct their entire account balance, including employer contributions.

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined.

(e) Vesting

Participants are 100% vested in their own contributions and earnings thereon at all times. Employer contributions and earnings thereon vest: (i) in accordance with the following schedule, or (ii) 100% on the participant's 65th birthday, if earlier.

Years of service	Vesting percentage
Less than 2	0%
2	50%
3	75%
4	100%

(f) Distributions and Forfeitures

Participants (or their beneficiaries) can withdraw all or a portion of their vested account balances upon termination of employment, financial hardship, death, or termination of the Plan. In-service distributions and disability distributions are not permitted under the Plan. Distributions from vested account balances of $5,000 or less are made automatically. Distributions of vested account balances over $5,000 may be made in the form of a single lump sum or an annuity, at the election of the participant (or beneficiary).

Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions are used to reduce future employer contributions. The balance of forfeitures available to reduce future employer contributions was $159,330 and $386,661 as of December 31, 2001 and 2002, respectively. The Company used $115,817 and $0 of forfeitures to reduce its contributions in 2001 and 2002, respectively.

(g) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest equal to 1% plus the U.S. Bank prime rate at the inception of the loan. Loans are repaid through payroll deductions. The interest rates on loans outstanding range from 5.25% to 10.5% at December 31, 2002.

(h) Plan Termination

Although the Company has not expressed any intent to do so, it retains the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. In addition, when a partial termination of the Plan occurs as a result of a reduction in force, all employees terminated by the Company as part of such reduction in force become 100% vested in their account balances.

(i) Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

(j) Plan Trustee and Administrator

Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Company are the Plan's administrator and trustee, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

(b) Investments

Mutual funds and ICG common stock are recorded at fair value based on quoted market prices. Money market funds are recorded at cost plus accumulated interest, which approximates fair value. Changes in market value after the Plan year-end are not reflected in the accompanying financial statements.

Investment transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

(3)   Income Taxes

On February 19, 2003, the Plan obtained its latest determination letter from the Internal Revenue Service, which stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code and exempt from federal income taxes.

The Plan's previous determination letter was obtained April 14, 1999. In this letter, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code and exempt from federal income taxes. The Plan was amended after receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan was in compliance with the applicable requirements of the Code and exempt from federal income taxes as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(4)   Investments

Investments representing 5% or more of net assets available for Plan benefits as of December 31 were as follows:

	2001	2002
Schwab Institutional Advantage Money Fund	$ 2,216,182	$ 2,951,777
Invesco Dynamics Fund	3,203,226	*
Janus Fund	4,817,825	3,472,497
Janus Worldwide Fund	4,916,494	3,342,088
RS Emerging Growth Fund	*	2,625,494
Schwab 1000 Index Fund	3,941,810	3,457,633
Strong Government Securities Fund	2,156,289	3,959,685
Weitz Value Fund	2,283,235	2,282,821

* Balance was less than 5% of the Plan's net assets.

(5) **Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 2001 and 2002**

	2001			2002		
	Participant Directed Funds	ICG Common Stock	Total	Participant Directed Funds	ICG Common Stock	Total
Net assets available for Plan benefits, beginning of year	$ 32,667,841	$ 353,441	$ 33,021,282	$ 27,959,516	$ 171,747	$ 28,131,263
Additions (deductions):						
Investment income (loss):						
Net depreciation in fair value of investments	(5,921,802)	(297,039)	(6,218,841)	(5,983,289)	(129,134)	(6,112,423)
Interest and dividends	364,424	6,086	370,510	427,598	(27,610)	399,988
Participant contributions	5,330,074	170,640	5,500,714	5,580,938	-	5,580,938
Employer contributions	1,755,712	67,260	1,822,972	1,721,003	-	1,721,003
Participant rollover contributions	152,123	-	152,123	301,562	-	301,562
Distributions to participants	(6,461,205)	(56,292)	(6,517,497)	(4,654,665)	(14,541)	(4,669,206)
Other	72,349	(72,349)	-	462	(462)	-
Net decrease in net assets available for Plan benefits	(4,708,325)	(181,694)	(4,890,019)	(2,606,391)	(171,747)	(2,778,138)
Net assets available for Plan benefits, end of year	$ 27,959,516	$ 171,747	$ 28,131,263	$ 25,353,125	$ -	$ 25,353,125

(6) **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

	December 31,	
	2001	2002
Net assets available for Plan benefits per financial statements	$ 28,131,263	$ 25,353,125
Less: amounts allocated to withdrawing participants at December 31, 2002	-	(21,163)
Net assets available for Plan benefits per Form 5500	$ 28,131,263	$ 25,331,962

The following is a reconciliation of distributions to and withdrawals by participants per the financial statements to Form 5500:

		Year ended December 31,		
		2001		**2002**
Distributions to and withdrawals by participants per financial statements	$	6,517,497	$	4,669,206
Amounts allocated to withdrawing participants at December 31, 2002		-		21,163
Distributions to and withdrawals by participants per Form 5500	$	6,517,497	$	4,690,369

(7)   Risks and Uncertainties

The Plan invests in mutual funds that are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits as of December 31, 2002.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Fair value
Cash	$ 6,759
Money market fund:	
Schwab Institutional Advantage Money Fund	2,951,777
Mutual funds:	
AIM Basic Value Fund	34,745
Ariel Appreciation Fund	98,152
Barclays Global Investors Life Path 2010	48,920
Barclays Global Investors Life Path 2020	91,907
Barclays Global Investors Life Path 2030	113,116
Barclays Global Investors Life Path 2040	44,619
Janus Fund	3,472,497
Janus Worldwide Fund	3,342,088
PAX World Balanced Fund	1,058,655
RS Emerging Growth Fund	2,625,494
Schwab 1000 Index Fund	3,457,633
Strong Government Securities Fund	3,959,685
Weitz Value Fund	2,282,821
William Blair International Growth Fund	1,220,363
	21,850,695
Participant loans (interest rates ranging from 5.25% to 10.5%)	440,939
Total investments	$ 25,250,170

All investments are held by the Charles Schwab Trust Company, which is a
party-in-interest.

See accompanying independent auditors' report.

Exhibit 23

Consent of Independent Auditors

Plan Administrator of ICG Communications, Inc. Employee Savings Plan:

We consent to incorporation by reference in the registration statement (No. 333-25957) on Form S-8 of ICG Communications, Inc. of our report dated June 11, 2003, relating to the statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan as of December 31, 2001 and 2002 and the statements of changes in net assets available for plan benefits for the years then ended and the related schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the ICG Communications, Inc. Employee Savings Plan.

KPMG LLP

Denver, Colorado
June 25, 2003